*FOIA Confidential Treatment Request* Confidential Treatment Requested by Alarm.com Holdings, Inc. in connection with its Registration Statement on Form S-1 filed on May 22, 2015

Nicole C. Brookshire

T: +1 617 937 2357

nbrookshire@cooley.com

May 26, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gabriel Eckstein

Barbara C. Jacobs

RE:	Alarm.com Holdings, Inc.

Registration Statement on Form S-1

Filed May 22, 2015

File No. 333- 204428

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Alarm.com Holdings, Inc.

8150 Leesburg Pike

Vienna, Virginia 22182

Attn: Stephen Trundle

Telephone: (877) 389-4033

Ladies and Gentlemen:

On behalf of our client Alarm.com Holdings, Inc. (the “Company”), please find below supplemental information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2014.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

To assist the Staff in its review of the Company’s Registration Statement on Form S-1 (File No. 333-204428) (the “Registration Statement”), the Company supplementally advises the Staff that on May 22, 2015, Goldman, Sachs & Co., Credit Suisse and BofA Merrill Lynch, the lead underwriters for the Company’s proposed initial public offering (“IPO”) and on behalf of the

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

May 26, 2015

Page Two

underwriters, advised the Company that, based on current market conditions, they would recommend a preliminary estimated price range of between $[*] and $[*] per share of the Company’s common stock for the IPO (the “Preliminary IPO Price Range”).

As described beginning on page 88 of the Registration Statement, the most recent contemporaneous valuation of the Company’s common stock was as of March 31, 2015 and based on that valuation the Company granted options to acquire its common stock on May 15, 2015 with an exercise price equal to $11.55 per share. In approving the May 15, 2015 option grants, the Company’s board of directors determined that on the grant date no significant business or market developments had occurred since the valuation date of March 31, 2015 that would warrant a change in the valuation of the Company’s common stock.

The Company respectfully submits to the Staff that the increase in value between the May 15, 2015 option grants and the Preliminary IPO Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its common stock as of March 31, 2015 that indicated that the fair market value of the common stock on that date was $11.55 per share. In this valuation, a hybrid probability weighted expected return method was used to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of two future scenarios - a successful IPO by July 15, 2015 with a 75% probability; and a non-IPO merger, acquisition or continuation as a private company scenario, with a 25% probability. Further, the following considerations were used to complete the valuation: (1) a discount rate of 13.6% based on an estimated cost of capital, (2) a lack of marketability discount of 10.0%, (3) a short term growth rate of 15.6%, (4) a terminal growth rate of 3.0% and (5) benchmark revenue and EBITDA multiples.

In contrast, the Preliminary IPO Price Range is for a single outcome that necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created. The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As a result, unlike the valuations performed in connection with the Company’s option grants as a private company, the Preliminary IPO Price Range excludes any discount for the Company’s common stock and takes into account that the IPO would provide significant cash proceeds to the Company to help fuel its growth and substantially strengthen its balance sheet.

The Company supplementally advises the Staff that the Company believes the difference between the most recent fair market value of its common stock for option grant purposes, as determined by the Company’s board of directors, and the Preliminary Price Range is largely attributable to the fact that the valuations for stock option grants took into account a non-marketability discount that it believes will continue to apply until the Company completes its initial public offering. In addition, the discount in the March 31, 2015 valuation, as compared to the Preliminary IPO Price Range, is supported by (1) the inherent uncertainty of completing a successful initial public offering, (2) the possibility that the actual initial public offering price could be substantially lower than the Preliminary IPO Price Range recommended by the Company’s underwriters and (3) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the initial public offering.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

May 26, 2015

Page Three

In summary, the Company respectfully submits that the deemed per-share fair values used as the basis for determining stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Company advises the Staff that it will disclose the Preliminary IPO Price Range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 500 Boylston Street, Boston, MA 02116.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

May 26, 2015

Page Four

*  *  *  *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 937-2357 or Derek Colla, of Cooley LLP’s Washington, DC office, at (202) 842-7849.

Very truly yours,

/s/ Nicole Brookshire
Nicole Brookshire
Cooley LLP

cc:	Stephen Trundle
Jennifer Moyer

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM